INOUYE TECHNOLOGIES (CANADA) INC.
                  Suite 708, 1155 West Pender Street
                    Vancouver, B.C. V6E 2P4 Canada
                      Telephone: (604) 801-7409
                      Facsimile: (604) 274-8006



January 23, 2001

VIA EDGAR

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 0304
450 5th Street, N.W.
Washington, D.C. 20549

Attention: Ms. Abbey Adams

Dear Madam,

RE:  REQUEST FOR WITHDRAWAL
     Registration Statement on Form 10-SB filed December 14, 2000; File number 0-32121

We hereby request the withdrawal of the previously filed Form 10-SB so that we can amend the registration statement as per our telephone discussion today.


Yours truly,

/s/ Shailen Singh
______________________
Shailen Singh
Chairman and President